NORTHERN INSTITUTIONAL FUNDS

                                   FORM N-SAR

                               File No. 811-03605

                       Six-Month Period Ended May 31, 2003


EX-99.77I: Terms of new or amended securities

The registrant's Agreement and Declaration of Trust was amended to classify an unlimited number of three separate classes of shares designated as Shares, Service Class Shares and Premier Class Shares of the Prime Obligations Portfolio. Each share of each class of the Prime Obligations Portfolio has all the preferences, conversion and other rights, voting powers, restrictions, limitations, qualifications and terms and conditions of redemption that are set forth in the Agreement and Declaration of Trust.